

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2022

Yong Hu
Chief Executive Officer
Jianzhi Education Technology Group Co Ltd
27/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People's Republic of China

Re: Jianzhi Education Technology Group Co Ltd
Amendment No. 7 to Registration Statement on Form F-1
Filed February 23, 2022
File No. 333-257865

Dear Mr. Hu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2022 letter.

Amendment No. 7 to Registration Statement on Form F-1 Filed February 23, 2022

Cover Page

1. Please revise the last sentence of the second paragraph on your prospectus cover to clarify that if PRC government disallowed your VIE structure completely, your ADSs could "significantly" decline in value or become worthless.

Prospectus Summary, page 1

2. We note your response to comment six, and your amended disclosure on pages six and seven. However, your amended disclosure is not completely responsive to our comment. Please explicitly address the applicability of the CAC regulations effective February 15,

2022.

<u>Exhibit 23.1, page II-4</u>

3.   We note your auditor's consent does not include the October 29, 2021 report date shown in its audit report. Please obtain a revised consent that refers to this date.

    You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Lin, Esq.